Advanced Semiconductor Engineering, Inc.                 [Logo Graphic Omitted]

FOR IMMEDIATE RELEASE

Contact:


ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok                           Daniel Loh
Freddie Liu, Assistant Vice President           Regional Director                    Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw
http://www.aseglobal.com


           ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2001
                FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., February 22, 2002 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$10,255 million and a quarterly net loss of NT$1,198 million in the fourth quarter ended December 31, 2001. Fully diluted loss per share for the quarter was NT$0.37, or US$0.053 per ADS.

For the full year 2001, ASE reported net revenues of NT$38,368 million, and a net loss of NT$2,142 million. On a fully diluted basis, the net loss totaled NT$0.66 per share, or US$0.098 per ADS.

"The year 2001 was a challenging year for us," said Mr. Jason Chang, chairman of ASE Inc. "The semiconductor industry went through a sharp, rapid correction following a year of extraordinary growth in 2000. Most of our customers experienced serious inventory problems and overall chip volumes going into production were sharply reduced as a result. The situation was particularly severe during first three quarters of the year. We were not immune from this slowdown, and unfortunately we closed the year with our first loss on an annual basis in 10 years. "

Mr. Chang added, "On a positive note, we maintained a very strong balance sheet and we achieved positive cash flow in every quarter. We also believed this industry correction actually provided ASE a great opportunity to further widen our leadership in semiconductor packaging and testing services. While many marginal players in the industry went out of business; we were one of the very few, if not the only one of the, companies in this industry that remained able to continue the research and development in high-end assembly and test technologies. ASE is now a true leader in the high-end assembly and test services, as evidenced by the full-loading of our high-end capacity."

"We are very pleased by the relative strength of our performance versus our competitors." Mr. Chang concluded. "Our assembly and test revenues in the fourth quarter is at par with our biggest rival for the first time. The seeds that we planted in the last two years have gradually begun to pay off, and we have full confidence to surpass our competitors in our technology level, service quality and financial capabilities."

"Despite the severe semiconductor industry downturn, the advancement of our technologies continues," noted Dr. Leonard Liu, president of ASE. "We are consistently devoting our resources towards developing the high-end assembly and testing solutions that improve the competitiveness of our customers. The value proposition that ASE can offer today is an extremely competitive one. We are truly the only "turn-key" service provider in this industry to meet the requirements of assembly and testing services for the next generation."

"The IC back-end industry will also continue to consolidate." Dr. Liu indicated. "We have witnessed several marginal players unable to weather this downturn, and more and more of our


                                       1                          Feb. 22, 2002
customers are increasing their outsourcing business. Based on our strategic efforts, we firmly believe that we are better prepared for the future than any of our competitors. We expect to continue to gain market share given our unique positioning."


Financial Results

Fourth-Quarter 2001 Results: Year-over-Year Comparison

o  Net revenues decreased 23% to NT$10,255 million.
o  Gross profit declined 63% to NT$1,437 million.
o Operating income fell to a loss of NT$107 million from earnings of NT$2,408 million.
o Net income decreased to a loss of NT$1,198 million from earnings of NT$1,294 million.
o  Fully diluted loss per share amounted to NT$0.37, or US$0.053 per ADS.

Net Revenues:
Consolidated net revenues totaled NT$10,255 million in the fourth quarter of 2001, down 23% from NT$13,392 million in the same period in 2000. Assembly revenues decreased 18% to NT$8,075 million, and testing revenues decreased 38% to NT$2,180 million.

Total assembly volume decreased 7% to 54,814 million pins compared with the volume output in the fourth quarter of 2000. Assembly Average Selling Price ("ASP") on per-pin basis also dropped 16%. In contrast, average pin count per unit in BGA packages increased to 249 pins in Q4 2001 from 201 pins in the year-ago period, reflecting ASE's efforts in developing high-end assembly technology and upgrading its capabilities to better serve our customer demand.

Gross Profit:
Gross profit declined 63% YoY to NT$1,437 million. Gross margin also decreased to 14.0% from 29.3% in the same period of 2000, reflecting declining volume that caused lower machine utilization and lower ASPs in both assembly and testing operations. Assembly gross margin fell from 24.8% to 14.7%, and testing gross margin fell from 38.6% to negative 2.6%. Raw material cost decreased 14% versus the year-ago quarter to NT$3,163 million. Depreciation expense during the quarter totaled NT$2,746 million, which represented a 20% increase from the same period last year. Depreciation expense as a percentage of net revenues rose to 26.8% in Q4 2001 from 17.1% in Q4 2000 due to the capacity expansion achieved during the year 2001 and lower revenues generated during the quarter.

Operating Expenses/Income:
Operating expenses increased 2% YoY to NT$1,544 million. Of the total, research and development ("R&D") spending decreased 5% to NT$388 million, or 3.8% of net revenues versus 3.1% for the same period last year. Selling, general and administrative expenses during the quarter increased 4% from the year-ago period to NT$1,155 million, or 11.3% as a percentage of net revenues. Total operating expenses as a percentage of revenues rose to 15.1% in Q4 2001 from 11.4% in Q4 2000. Goodwill amortization expense relating to the acquisition of consolidated entities (including ASE Chung Li, ASE Korea, ASE Test Limited and ISE Labs) amounted to NT$177 million in the latest quarter, an increase of NT$29 million compared with a year ago quarter, which is due to our increased ownership of ASE Test Limited through shares purchase.

Operating loss for the quarter amounted to NT$107 million, and operating margin declined to negative 1% in the latest quarter.

Non-operating Expenses:
Total non-operating expenses of NT$1,405 million in the fourth quarter of 2001, compared with NT$394 million in the fourth quarter of 2000. Net interest expense increased 30% to NT$474 million during the latest quarter from NT$363 million in Q4 2000 as a result of higher average outstanding debt in 2001. A loss from minority owned subsidiaries in the quarter totaled


                                       2                          Feb. 22, 2002

NT$528 million, including a one-time impairment loss of NT$476 million on the impairment of the Company's 25% ownership of Hung Ching Construction due to prolonged weakness of that firm's stock price. After this write-off, no further goodwill amortization expense in connection to ASE's ownership interest in Hung Ching Construction ownership will be incurred. The company realized a gain of NT$50 million on its investment in Universal Scientific Industrial (USI). Also during the quarter, the Company incurred an impairment charge of NT$90 million on certain aged assembly equipment.

Net Income:
Income tax benefit recognized during the quarter totaled NT$151 million. Minority interest adjustment totaled NT$164 million in the quarter.

A net loss of NT$1,198 million in the fourth quarter 2001 compares with net income of NT$1,294 million in Q4 2000. On a fully diluted basis, the company reported a loss of NT$0.37 in Q4 2001 versus earnings of NT$0.39 per share in Q4 2000. The fully diluted loss per ADS was US$0.053 versus earnings of US$0.061 per ADS in the fourth quarter of 2000.

Shares Outstanding:
Retroactively adjusted for the Company's 2000 stock dividend, a weighted average total of 3,254.8 million ASE common shares were used to calculate per share data in 4Q 2001 versus 3,166.8 million Common shares in the same period of 2000. Each ADS represents five common shares.

Capital Expenditures:
Capital spending in Q4 2001 totaled US$49 million. Capital expenditures by operation breaks down as follows: US$16 million for assembly operations, US$31 million for testing operations and US$2 million for material manufacturing operations. All the capital spending is for advanced assembly, test and substrate capacity and technology upgrades.

Cash flow/Financial Structure
EBITDA for the quarter totaled NT$2,816 million. As of December 31, 2001, the Company had cash on hand of NT$12,250 million. Total bank debt amounted to NT$43,402 million, of which NT$30,228 million constituted long term financing. During the second half of 2001, the Company purchased US$ 131 millions principal amount of its US$200 million Euro Convertible Bond, which reduced the outstanding amount of the Bond to US$68 million. Total net worth as of year-end 2001 was NT$54,106 million, and total assets were NT$106,529 million.

Fourth-Quarter 2001 Results: Sequential Comparison

o  Net revenues increased 22% sequentially.
o  Gross profit grew 103%.
o  Operating loss improved to NT$107 million from NT$697 million.
o  Net loss increased 76%.

Net Revenues:
Net revenues in Q4 2001 increased 22% from the prior quarter. Assembly revenues grew 26% to NT$8,075 million, and testing revenues also increased 11% to NT$2,180 million. Assembly unit output (in terms of pin counts) climbed up 37% from previous quarter. In ASE's high-end assembly operations, such as BGA and Flip Chip assembly, the sequential volume growth rate reached 46% and 183%. As a percentage of total assembly revenues, revenues from Fine Pitch assembly revenues increased to 38% from 35% sequentially. ASP per pin dropped 7% sequentially. The improving revenues were attributable to both volume growth and stabilizing ASPs.

Gross Profit:
Gross profit in Q4 2001 increased 103% on a sequential basis. Gross margin improved by 5.5 percentage points to 14%. Depreciation expense grew 5% versus previous quarter to NT$2,746 million, reflecting our capacity expansion achieved by the Company during the quarter.


                                       3                          Feb. 22, 2002

Operating Expenses/Income:
Operating expenses increased 10% to NT$1,544 million. R&D expenses decreased 2%. Selling, administration and general expenses increased 15% compared with previous quarter. As a percentage of net revenues, operating expenses decreased by 1.7 percentage points sequentially to 15.1%. Operating loss improved sequentially from NT$697 million to NT$107 million.

Non-operating Expenses:
Non-operating expenses increased by 91% to NT$1,405 million, or 13.7% of net revenues versus 8.8% for the previous quarter. The increase is mainly due to the impairment loss of NT$476 million on the Company's Hung Ching Construction shares, expenses related to the company's purchase of US$82 million principal amount of its outstanding Euro convertible bond, and impairment charge of NT$90 million on aged equipment.

Net Income:
Loss before tax inched up slightly to NT$1,512 million from NT$1,434 million in Q3 2001. Net loss amounted to NT$1,198 million compared with a net loss of NT$679 million in the previous period. Fully diluted loss per share declined to NT$0.37 from NT$0.21 sequentially.

Full Year Comparison

o  Net revenues declined 25% to NT$38,368 million.
o  Gross profit decreased 65% to NT$5,410 million.
o Operating income dropped from a profit of NT$9,877 million to a loss of NT$430 million.
o Pretax income decreased to a loss of NT$3,178 million from earnings of NT$8,404 million. Net income dropped to a loss of NT$2,142 million from earnings of NT$5,837 million.
o  Fully diluted loss per share totaled NT$0.66, or US$0.098 per ADS.

Net Revenues:
Net revenues for the year 2001 totaled NT$38,368 million, a decrease of 25% versus 2000. Assembly revenues declined 24% to NT$28,898 million, and testing revenues decreased 26% to NT$9,460 million. Decreased revenues reflect both volume declines and lower ASPs as a result of the semiconductor industry's high inventory levels.

Gross Profit:
Gross profit declined 65% to NT$5,410 million in the year 2001 from NT$15,326 million in 2000. Blended gross margin also dropped to 14.1% from 30.1%. Assembly gross margin decreased to 14.5% in 2001 from 26.3% in 2000; and testing gross margin declined to 8.3% from 41.5%. The Company has experienced sharper volume declines and ASP pressure in its testing business than in its assembly business. Depreciation expense for the year was NT$10,375 million versus NT$7,992 million in 2000.

Operating Income:
The Company incurred an operating loss of NT$430 million in 2001, versus an operating profit of NT$9,877 million in 2000. Operating margin, meanwhile, declined to negative 1.1% from 19.4%. R&D expenses in year 2001 were NT$1,505 million, or 3.9% of net revenues, an increase of 19% compared with 2000. Selling, general and administrative expenses were NT$4,335 million, or 11.3% of net revenues, representing an increase of 3.6% compared with 2000.

Net Non-operating Expenses:
Aggregate net interest expense totaled NT$1,764 million, an increase of 15% versus the previous year, reflecting the increase bank debt in 2001. Investment loss from the Company's affiliates amounted to NT$869 million, versus an investment gain of NT$196 million. The loss recognized on the long-term investments mainly came from Hung Ching Construction and Universal Scientific Industrial. Goodwill amortization expenses related to the acquisition of non-consolidated subsidiaries were NT$378 million. A pre-tax loss of NT$3,178 million in 2001


                                       4                          Feb. 22, 2002
compared with a pretax profit of NT$8,404 million in 2000.

Net Income:
Income tax benefits recognized during 2001 totaled NT$247 million. Net income in the year 2001 declined to a loss of NT$2,142 million from earnings of NT$5,837 million.

Fully diluted loss per share for the full year 2001 totaled NT$0.66, or US$0.098 per ADS, versus earnings per share of NT$1.8 and US$0.29 in year 2000.

Capital Expenditures:
For the full year 2000, total capital expenditures were US$229 million, of which US$98 million was for assembly operations, US$92 million was for testing operations and US$39 million was for material operations.

Cash Flow:
EBITDA for the year totaled NT$12,196 million, which is sufficient to cover the Company's capital expenditures.

About ASE Inc.
--------------
ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:
ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning ofSection 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.


                                       5                          Feb. 22, 2002

                       Supplemental Financial Information

Consolidated Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                        4Q/01        3Q/01        4Q/00
-------------------------------------------------------------------------------
Net Revenues                                  10,255        8,381       13,392
Revenues by End Application
---------------------------
Communication                                    40%          39%          35%
Computer                                         24%          26%          24%
Automotive and Consumers                         35%          34%          38%
Others                                            1%           1%           3%

Revenues by Region
------------------
North America                                    65%          66%          66%
Europe                                            4%           3%           5%
Taiwan                                           26%          27%          22%
Japan                                             1%           1%           1%
Other Asia                                        4%           3%           6%

Assembly Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                        4Q/01        3Q/01        4Q/00
-------------------------------------------------------------------------------
Net Revenues                                   8,075        6,407        9,844
Revenues by End Application
---------------------------
Communication                                    41%          41%          38%
Computer                                         23%          25%          25%
Automotive and Consumers                         36%          34%          36%
Others                                            0%           0%           1%

Revenues by Package Type
------------------------
BGA                                              54%          53%          43%
QFP                                              27%          26%          35%
PDIP, PLCC, Sos                                  10%          12%          15%
Others                                            9%           9%           7%

Capacity
--------
CapEx (US$ Millions) *                            16           22           41
Number of Wirebonders                          3,780        4,169        3,973

Testing Operations
-------------------------------------------------------------------------------
Amounts in NT$ Millions                        4Q/01        3Q/01        4Q/00
-------------------------------------------------------------------------------
Net Revenues                                   2,180        1,970        3,539
Revenues by End Application
---------------------------
Communication                                    35%          36%          28%
Computer                                         28%          29%          23%
Automotive and Consumers                         35%          33%          43%
Others                                            2%           2%           6%

Revenues by Testing Type
------------------------
Logic and Mixed Signal                           99%          99%          97%
Memory                                            1%           1%           3%

Capacity
--------
CapEx (US$ Millions) *                            31           19           88
Number of Testers                              1,082        1,051        1,029
-------------------------------------------------------------------------------
* Capital expenditure amounts exclude building construction cost.


                                       6                          Feb. 22, 2002

                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)


                                                     For the three months ended            For the twelve months ended
                                            ============================================   ============================
                                              Dec. 31          Sep. 30        Dec. 31         Dec. 31        Dec. 31
                                                2001            2001           2000             2001          2000
Net revenues:
  Assembly                                         8,075            6,407         9,844            28,898       38,029
  Testing                                          2,180            1,970         3,539             9,460       12,768
  Others                                               0                4             9                10           96
                                            -------------   --------------  ------------   --------------- ------------
Total net revenues                                10,255            8,381        13,392            38,368       50,893
                                            -------------   --------------  ------------   --------------- ------------

Cost of revenues                                   8,818            7,673         9,464            32,958       35,567
                                            -------------   --------------  ------------   --------------- ------------
Gross Profit                                       1,437              708         3,928             5,410       15,326
                                            -------------   --------------  ------------   --------------- ------------

Operating expenses:
  Research and development                           389              398           410             1,505        1,263
  Selling, general and administrative              1,155            1,007         1,110             4,335        4,186
                                            -------------   --------------  ------------   --------------- ------------
  Total operating expenses                         1,544            1,405         1,520             5,840        5,449
                                            -------------   --------------  ------------   --------------- ------------
Operating income                                   (107)            (697)         2,408             (430)        9,877
                                            -------------   --------------  ------------   --------------- ------------

Other (income) expenses:
  Interest expenses, net                             474              444           363             1,764        1,538
  Foreign currency loss (gain), net                  (2)               92         (152)             (247)        (303)
  Loss (gain) on long-term investment                623              191            43             1,247          167
  Loss (gain) on dispose of assets                   111                2          (18)               113           21
  Others                                             199                8           158             (129)           50
                                            -------------   --------------  ------------   --------------- ------------
  Total non-operating expenses                     1,405              737           394             2,748        1,473
                                            -------------   --------------  ------------   --------------- ------------
Income before tax                                (1,512)          (1,434)         2,014           (3,178)        8,404
                                            -------------   --------------  ------------   --------------- ------------

Income tax expense (benefit)                       (150)            (343)           247             (247)        1,066
                                            -------------   --------------  ------------   --------------- ------------
Net income before minority interest              (1,362)          (1,091)         1,767           (2,931)        7,338
                                            -------------   --------------  ------------   --------------- ------------

Minority interest                                  (164)            (412)           473             (789)        1,501
Net income                                       (1,198)            (679)         1,294           (2,142)        5,837

Per share data:
                                EPS - Basic    NT$(0.37)        NT$(0.21)       NT$0.41         NT$(0.66)      NT$1.84
                        EPS - Fully Diluted    NT$(0.37)        NT$(0.21)       NT$0.39         NT$(0.66)      NT$1.80

                   Earnings per ADS - Basic   US$(0.053)       US$(0.030)      US$0.063        US$(0.098)     US$0.296
           Earnings per ADS - Fully Diluted   US$(0.053)       US$(0.030)      US$0.061        US$(0.098)     US$0.290

Number of weighted  average  shares used in    3,254,800        3,254,800     3,166,810         3,254,800    3,166,810
the EPS calculation (in thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                               34.53            34.65         32.17             33.74        31.10


                                       7                          Feb. 22, 2002

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)


                                      As of Dec. 31, 2001    As of Sep. 30, 2001
                                      ===================    ===================

Current assets:
  Cash and cash equivalents                12,250                   13,354
  Short-term investments                    4,249                    1,626
  Notes and accounts receivable             7,305                    7,503
  Inventories                               2,804                    2,724
  Others                                    2,920                    1,514
                                        ----------               ----------
  Total                                    29,528                   26,721

Long-term investments                       9,531                    9,861
Properties - net                           59,906                   59,828
Other assets                                7,564                    7,479
                                        ----------               ----------
Total assets                              106,529                  103,889
                                        ----------               ----------

Current liabilities:
  Short-term debts                         13,174                   10,847
  Notes and accounts payable                3,020                    2,687
  Others                                    5,475                    4,902
                                        ----------               ----------
  Total                                    21,669                   18,436

Long-term debts                            30,228                   30,177
Other liabilities                             526                      653
                                        ----------               ----------
Total liabilities                          52,423                   49,266

Minority interest                          12,160                   11,927

Shareholders' equity                       41,946                   42,696
                                        ----------               ----------
Total liabilities & shareholders'
  equity                                  106,529                  103,889
                                        ----------               ----------


                                       8                          Feb. 22, 2002